Exhibit (c)(7)

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

     The following table sets forth as of the date of this Proxy Statement, certain information regarding the beneficial ownership of Common Stock by (i) each person known by the Company to be beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each director and Named Executive Officer, (iii) each director nominee who is currently not serving on the Board of Directors and (iv) all directors and officers as a group:

                                                                Percentage of
                                                                   Common
                                         Shares Beneficially  Stock Beneficially
Name of Beneficial Owner (1)                   Owned               Owned

L. Scott Demerau......................      499,895(2)(3)          4.4 %
Julia E. Demerau......................      432,829(4)(5)          3.8 %
Ervin E. Lewis, Sr. (6)...............      421,858                3.7 %
Steven A. Cunningham (7)..............          500                 *
Bert W. Wasserman (7).................       50,000                 *
William M. Kearns, Jr.(7) ............       25,000                 *
Robert E. Provost, Sr. ...............       15,000                 *
Gregory N. Waters(8)..................       43,000                 *
All directors and officers
  as a group (9 persons)..............    1,526,173               13.3 %

----------
* less than 1%

(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. Under the rules of the Commission, a person is deemed to be a "beneficial" owner of securities if he or she has or shares the power to vote or direct the voting of such securities or the power to dispose or direct the disposition of such securities. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. More than one person may be deemed to be a beneficial owner of the same securities.

(2) Does not include options to purchase 280,000 shares of the Company's Common Stock which are not exercisable within 60 days of the date of this statement.

(3) Does not include 402,829 shares held of record by Julia E. Demerau, Mr. Demerau's spouse, of which Mr. Demerau disclaims beneficial ownership.

(4) Does not include 429,895 shares held of record by Scott Demerau, Ms. Demerau's spouse, of which Ms. Demerau disclaims beneficial ownership.

(5) Does not include options to purchase 120,000 share of the Company's Common Stock which are not exercisable within 60 days this statement.

(6) Ervin E. Lewis, Sr., a member of the Board of Directors of the Company, is an officer, director and shareholder of Mountasia, Inc., the general partner of Mountasia Fantasy Golf of Huntsville, Ltd., a shareholder owning 135,193 shares of the Company's Common Stock and Mountasia-Roswell, Inc., the general partner of Mountasia Fantasy Golf of Roswell, L.P., a shareholder owning 286,665 shares of the Company's Common Stock. By virtue of his relationship with these limited partnerships, Mr. Lewis is deemed to own beneficially such securities and to share voting and investment power with respect to such securities. Does not include options to purchase 25,000 shares of the Company's Common Stock which are not exercisable within 60 days of the date of this statement.

(7) Does not include options to purchase 25,000 shares of the Company's Common Stock which are not exercisable within 60 days of the date of this statement.

(8) Includes options to purchase 40,000 shares of the Company's Common Stock which are currently exercisable and does not include options to purchase 60,000 shares of the Company's Common Stock which are not exercisable within 60 days of the date of this statement.

                             EXECUTIVE COMPENSATION

Compensation Tables

     The following table sets forth the cash and non-cash compensation paid by the Company for services rendered during the fiscal years ended September 30, 1995, 1994, and 1993 to its Chief Executive Officer and each executive officer of the Company who received compensation in excess of $100,000 during the years ended September 30, 1995, 1994 and 1993 (the "Named Executive Officers").

                                        Annual Compensation                    Long-Term Compensation
                               -------------------------------------   --------------------------------------
                                                                                  Awards              Payouts
                                                                         ------------------------   -----------
                                                                         Restricted                                All Other
Name and Principal                                      Other Annual       Stock     Options/SARs   LTIP Payout   Compensation
    Position           Year    Salary ($)   Bonus ($)  Compensation ($)   Award(s)        (#)           ($)            ($)
--------------------   ----    ----------   ---------  ----------------  ----------  ------------   -----------   ------------
L. Scott Demerau,      1995     $198,651       -0-       $356,741(1)         -0-           -0-           -0-            -0-
President              1994      101,030       -0-        241,390(1)         -0-           -0-           -0-            -0-
                       1993       -0-          -0-        170,826(1)         -0-          29,260         -0-            -0-

Julia E. Demerau,      1995     $109,530       -0-       $356,746(2)         -0-           -0-           -0-            -0-
Exec. Vice President   1994       94,242       -0-        241,389(2)         -0-           -0-           -0-            -0-
                       1993       -0-          -0-        154,665(2)         -0-          29,260         -0-            -0-

-----------------------------
(1) Includes repayment of a portion of the promissory notes to Mr. Demerau issued in connection with the consolidation (the "Consolidation") of certain Mountasia facilities in 1991 under which the Company was formed. Does not include payments during these periods in payment of the promissory notes to Julia E. Demerau, Mr. Demerau's spouse, also issued in connection with the Consolidation. The 1995 amount includes $200,000 paid as consideration for entering into a lock-up agreement in connection with an equity offering conducted in November 1994.

(2) Includes payment of a portion of the promissory notes to Ms. Demerau issued in connection with the Consolidation. Does not include payments during the periods in repayment of these promissory notes to L. Scott Demerau, Ms. Demerau's spouse, also issued in connection with the Consolidation. The 1995 amount includes $200,000 paid as consideration for entering into a lock-up agreement in connection with an equity offering conducted in November 1994.

The following sets forth the value of unexercised options held by the Named Executives on September 30, 1995:

            AGGREGATED OPTIONS/SAR EXERCISES IN THE LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION/SAR VALUES

                                                           Number of Securities
                                                                Underlying       Value of Unexercised
                                                                Unexercised          In-the-Money
                                                              Options/SARs at        Options/SARs
                                                                FY-End (#)           At FY-End ($)
                                                           --------------------  --------------------
                      Shares Acquired                          Exercisable/         Exercisable/
         Name           on Exercise     Value Realized ($)     Unexercisable        Unexercisable
        ------         -------------    ------------------     -------------        -------------
L. Scott Demerau......      -0-                -0-             21,945 / 7,315      $76,149 / $25,383
Julia E. Demerau......      -0-                -0-             21,945 / 7,315      $76,149 / $25,383

(1) The indicated value is based on an exercise price of $4.78 per share and value per share of $8.25 at September 30, 1995.

Compensation of Directors

     General. The Company pays its outside directors a fee of $5,000 per year, with two directors, Bert W. Wasserman and William M. Kearns, Jr., being paid an annual fee of $50,000. In addition, the Company reimburses directors for out-of-pocket expenses of attending meetings.

     1993 Nonemployee Director Stock Option Plan. The Company adopted the 1993 Nonemployee Director Stock Option Plan (the "Director Plan") which was amended in fiscal 1995 and reserved 250,000 shares of Common Stock for issuance thereunder. The Director Plan provides for the grant of nonqualified stock options to purchase shares of Common Stock ("Director Option") to directors of the Company who are not employees of the Company. These options are granted at fair market value and generally vest at the time of grant. Options for an aggregate of 170,000 shares of Common Stock were granted under the Director Plan during fiscal 1995, at an exercise price ranging from $7.53 to $7.76. As of the date of this Proxy Statement, options for an aggregate of 173,000 shares of Common Stock are outstanding under the Director Plan.

     Grants of Director Options are automatic. Nonemployee Directors of the Company will be granted an option to purchase 5,000 shares of Common Stock on the date that such person is first elected or appointed a director. Further, each Nonemployee Director will be granted a Director Option to purchase 5,000 shares of Common Stock on the day immediately following the date of each annual meeting of shareholders, so long as such director is a member of the Board of Directors. The exercise price for each share subject to a Director Option shall be equal to the fair market value of the Common Stock on the date of the grant. These options vest on the date of grant.

Report of the Compensation Committee

     This report by the Compensation Committee is required by rules of the Securities and Exchange Commission. It is not to be deemed incorporated by reference by any general statement which incorporates by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and it is not to be otherwise deemed filed under either such Act.

     The Compensation Committee of the Board of Directors is comprised of four outside directors. None of these individuals serves on the board of another committee member's company or organization and none of the executive officers of Mountasia serves on the board of any committee member's organization. The Committee has access to outside consultants and counsel.

     The Committee oversees three elements of executive compensation: base pay or salary, annual performance bonus, and long-term compensation, which consists of a stock option plan approved by shareholders. The Committee seeks to provide a competitive compensation package that enables the Company to attract and retain key executives, to integrate pay programs with the business objectives of the Company, to reward executive efforts for the achievement of short-term operating goals and for the enhancement of the long-term shareholder value of the Company, and to link individual executive compensation with the Company's overall performance. The Committee surveys other comparable companies and believes that Mountasia's current executive compensation generally is somewhat lower than comparable companies. The Compensation Committee's responsibilities include: (i) participating in the determination of goals for the Company's executive officers; (ii) participating in the selection and design of compensation packages and programs relating to such goals; (iii) monitoring the effectiveness of the compensation packages and programs; and (iv) monitoring compensation-related developments generally and considering their application to the Company's executive officers.

     Base Pay. The salary paid to the Company's executives is targeted to be competitive with related industry companies of similar size, taking into account the experience of individual officers. In general, the Committee attempts to fix base salaries at lower levels to emphasize result-oriented factors reflected in a bonus potential and the value of stock options. The Committee reviews salaries and pay ranges for its executives, and salaries may be increased based on the Committee's assessment of an individual's performance and contributions to Mountasia's goals. The Company entered into five-year employment agreements with
L. Scott Demerau and Julia E. Demerau, commencing January 1, 1996, pursuant to which the Company agreed to pay such individuals a base salary of $200,000 and $150,000, respectively, increasing by $10,000 each year after 1996. The Committee has agreed to honor the request of L. Scott Demerau and Julia E. Demerau to maintain their base salary for 1996, and not to accept the contractual increases unless the Committee determines the performance of the Company warrants. The base salaries for Mr. and Ms. Demerau for 1996 were not increased from fiscal 1995. The Company entered into a three-year employment agreement with Gregory N. Waters, Executive Vice President and Chief Financial Officer, commencing October 16, 1995, pursuant to which the Company agreed to pay him a base salary of $150,000, and a one-time $50,000 payment to partially compensate him for benefits forfeited by him as a result of his resignation from employment with his previous employer. The base salary may be increased in the discretion of the Committee.

     Bonus. The Company did not pay any of its executive officers a bonus for the fiscal year ended September 30, 1995. The Board is considering the adoption of an annual incentive bonus plan to be administered by the Compensation Committee by which the Company's senior executives may earn cash bonus awards based on the financial performance of the Company. It is anticipated that such plan would set certain targets relating to earnings per share and market capitalization of the Company. The plan would be designed to motivate the performance of the Company's executive officers by providing identifiable targets and cash bonuses relating to the attainment of such targets.

     Long-Term Incentive. The Company's only method of awarding long-term compensation is its stock option plan, which was approved by the Company's shareholders. All officers are eligible to receive grants under the stock option plan. Grants under the plan normally extend for 10 years, are priced at fair market value on the date of grant, and are intended generally to provide incentive for future performance rather than reward past performance. Together with base pay and bonuses, the Committee reviews material for comparable companies in determining grants to be made to its executive officers. As part of
L. Scott Demerau's employment agreement, Mr. Demerau was granted an option to purchase 350,000 shares of Common Stock, 70,000 shares of which vested on January 1, 1996, and 70,000 shares of which will vest (assuming Mr. Demerau is an employee of the Company at the time) on each of January 1 of 1997, 1998, 1999 and 2000. As part of Julia E. Demerau's employment agreement, Ms. Demerau was granted an option to purchase 150,000 shares of Common Stock, 30,000 of which vested on January 1, 1996 and 30,000 shares of which will vest (assuming Ms. Demerau is an employee of the Company at the time) on each of January 1, 1997, 1998, 1999 and 2000. The exercise price is $7.00 per share, subject to adjustment under certain circumstances. These grants were in part designed to make up for the Demeraus having been issued no options during the Company's 1994 fiscal year and only 29,260 options during the Company's 1993 fiscal year. As part of Gregory N. Waters' employment agreement, Mr. Waters was granted an option to purchase 100,000 shares of Common Stock, 40,000 shares to vest on the first anniversary of the employment agreement (October 16, 1996) and 2,500 shares per month to vest on the last day of each month thereafter. The exercise price is $9.00 per share, subject to adjustment under certain conditions.

     1995 Compensation for the Chief Executive Officer. L. Scott Demerau is eligible to participate in the same executive compensation plans as the other executives. The Committee's approach to setting Mr. Demerau's target annual compensation is to set a compensation level commensurate with his responsibilities and the objectives of his position that will be competitive with other family entertainment companies of comparable size. In setting Mr. Demerau's base salary, the Committee compared his salary to the salaries of other chief executive officers in the Company's peer group, and decided to maintain his annual salary for 1996 at $200,000, the same as fiscal 1995. Mr. Demerau did not receive a bonus in fiscal 1995 and did not receive any options during such year.

     One of the factors in the Compensation Committee's consideration of compensation matters is the anticipated tax treatment to the Company and to its executive officers of various components of compensation. However, amendments to and interpretations of the tax laws and other factors beyond the control of the Compensation Committee affect the tax treatment of compensation. For these reasons, the Compensation Committee will not necessarily and in all circumstances limit executive compensation to that deductible under Section 162(m) of the Internal Revenue Code. The Compensation Committee believes, based on advice from the Company's tax advisers, that the Company's stock option plan currently qualifies as a "performance-based" plan and that executive compensation pursuant to the stock option plan would be deductible under Section 162(m). The Compensation Committee will consider various alternatives to preserving the deductibility of other components of compensation to the extent reasonably practicable and to the extent consistent with other compensation objectives of the Company.

     The Compensation Committee intends to periodically evaluate the Company's compensation policies and procedures with respect to executive officers. Although the Compensation Committee believes that current compensation policies align the financial interests of executive officers with those of the Company's shareholders and with Company performance, it will examine such modifications, if any, as it deems should be implemented to further link executive compensation with both individual and Company performance.

COMPENSATION COMMITTEE

Steven A. Cunningham, Chairman
William M. Kearns, Jr.
Ervin E. Lewis, Sr.
Bert W. Wasserman

Stock Price Performance Graph

     The graph below compares cumulative total return on investment (based on change in quarter-end stock prices) of a $100 investment in the Common Stock of Mountasia, the S&P 500 Index and the S&P Entertainment/Leisure Composite Index, for the period commencing November 3, 1993 (the date the Common Stock began trading on the Nasdaq National Market System) and ending September 30, 1995. The Company did not pay any dividends during the period covered by the performance graph, therefore, no reinvestment of dividends is assumed.

[Performance graph appears on next page]


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